SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)
Urban Improvement Fund Limited 1974, LP

(Name of Issuer)
Units of limited partnership interest

(Title of Class of Securities)
N/A

(CUSIP Number)
John M. Orehek
SP Millennium L.L.C.
1201 Third Avenue, Suite 5400
Seattle, Washington 98101
206-628-8031

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 20, 2007

(Date of event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Schedule 13D

CUSIP No.	N/A	Page	2	of	12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. above persons (entities only) SP Millennium, L.L.C., EIN: 91-2016296

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington, USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,686 units of limited partnership interest

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,686 units of limited partnership interest

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,686 units of limited partnership interest

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Schedule 13D

CUSIP No.	N/A	Page	3	of	12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. above persons (entities only) SP Special L.L.C., EIN: 91-2016532

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington, USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,686 units of limited partnership interest

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,686 units of limited partnership interest

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,686 units of limited partnership interest

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Schedule 13D

CUSIP No.	N/A	Page	4	of	12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. above persons (entities only) SP Real Estate L.L.C., EIN: 91-2163492

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington, USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,686 units of limited partnership interest

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,686 units of limited partnership interest

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,686 units of limited partnership interest

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Schedule 13D

CUSIP No.	N/A	Page	5	of	12

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. above persons (entities only) SP Investments II L.L.C., EIN: 91-2016532

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington, USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,686 units of limited partnership interest

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,686 units of limited partnership interest

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,686 units of limited partnership interest

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Schedule 13D

CUSIP No.	N/A	Page	6	of	12

1	NAMES OF REPORTING PERSONS John M. Orehek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington, USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,686 units of limited partnership interest

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,686 units of limited partnership interest

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,686 units of limited partnership interest

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.35%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13D

CUSIP No.	N/A	Page	7	of	12

1	NAMES OF REPORTING PERSONS Paul H. Pfleger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Washington, USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,065 units of limited partnership interest

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

4,065 units of limited partnership interest

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,065 units of limited partnership interest

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13D	Page 8 of 12
Pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, this Amendment No. 1 amends the Schedule 13D dated May 1, 2004. Unless indicated otherwise, all items left blank remain unchanged and any items that are reported are deemed to amend and supplement, rather than supersede, the existing items in the Schedule 13D. All defined terms shall have the same meaning as previously ascribed to them in the Schedule 13D, unless otherwise noted.
Item 1. Security and Issuer
Item 2. Identity and Background
(c) SP Millennium’s business involves purchasing limited partnership interests, making offers for limited partnership interests in limited partnerships, and purchasing real estate oriented debts. SP Millennium is currently owned 100% by SP Special, which also serves as the managing member of SP Millennium. SP Special is wholly owned by SP Real Estate, which is a wholly owned subsidiary of SP Investments. SP Investments is owned 80% by Paul H. Pfleger and 20% by John M. Orehek. SP Special, SP Real Estate and SP Investments are all engaged in the business of holding and investing in multi-family residential real estate. The names, positions and business addresses of the managers, directors and executive officers of SP Millennium, SP Special, SP Real Estate and SP Investments, as well as a biographical summary of the present principal occupation or employment of such persons are set forth below.
     Paul H. Pfleger: Mr. Pfleger is 80% owner of SP Investments and President, director and 100% owner of Interfinancial Real Estate Management Company, the general partner of the Issuer (the “General Partner”). Mr. Pfleger also is Chairman of the Board of Security Properties Inc., (formerly Security Pacific, Inc.), an affiliate of the Reporting Persons. The principal business of Security Properties Inc. is the administration of previously syndicated, subsidized multi-family residential real estate.
     John M. Orehek: Mr. Orehek is 20% owner of SP Investments, and Senior Vice President and director of the General Partner. Mr. Orehek is also currently the Chief Executive Officer and President of Security Properties Inc., and the manager of SP Investments.
     Robert M. Krokower. Mr. Krokower serves as Treasurer for SP Investments and is the Secretary and Treasurer for SP Millennium. Mr. Krokower is also currently the Chief Financial Officer of Security Properties Inc.
     Dorothy M. Denton. Ms. Denton serves as Vice President for both SP Investments and SP Millennium. Ms. Denton is also currently a director of Security Properties Inc.
     (d) — (f) Each director and executive officer listed above is a citizen of the United States of America. SP Millennium, SP Special, SP Real Estate and SP Investments are all Washington limited liability companies. None of the persons listed above or the Reporting Persons have been convicted in a criminal proceeding during the past five years, nor have they been party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
Item 3. Source and Amount of Funds or Other Consideration
SP Millennium is in the business of acquiring direct and indirect interests in apartment properties. As part of its business, SP Millennium and/or the other Reporting Persons have acquired Units through open market purchases, privately negotiated transactions, tender or exchange offers or a combination of the foregoing on such terms and at such prices as the Reporting Persons may determine.
The following table shows the number of Units purchased in each quarter since April 1, 2004 by SP Millennium, and the range of prices paid per Unit during such quarter. Except as otherwise indicated below, SP Millennium used general working capital to make these purchases.

Schedule 13D	Page 9 of 12

	No. Units	High	Low
2004
Second quarter[1]	217	$650	$650
Third quarter	50	$650	$650
Fourth quarter	50	$650	$650
2005
First quarter	65	$650	$650
Second quarter	35	$650	$650
Third quarter	95	$675	$675
Fourth quarter	99	$750	$638

2006
First quarter	35	$675	$675
Second quarter	140	$700	$675
Third quarter	25	$675	$675
Fourth quarter	0	$—	$—
2007
First quarter[2]	0	$—	$—
Second quarter[3]	37.5	$675	$675
Third quarter (to date)	0	$—	$—
See Item 4 below for information regarding the source and amount of funds to be used in connection with the Merger (as defined below).
Item 4. Purpose of Transaction
SP Millennium is in the business of acquiring direct and indirect interests in apartment properties. As part of its business, SP Millennium and/or the other Reporting Persons have acquired Units through open market purchases, privately negotiated transactions, a tender or exchange offer or other transaction or combination of the foregoing on such terms and at such prices as the Reporting Persons may determine. The Reporting Persons also reserve the right to dispose of Units that they have acquired or may acquire.
In late 2006, the General Partner of the Issuer began exploring with its affiliate, SP Millennium, and with Equity Resource Investments, LLC (“ERI”) the possibility of a recapitalization merger (the “Merger”) to provide unaffiliated limited partners with liquidity for their Units. During the fall and winter of 2006, the General Partner, SP Millennium and ERI held several telephone conferences to discuss the continuing interest of limited partners to liquidate and the feasibility of a recapitalization merger where the General Partner, SP Millennium and certain limited partnerships for which ERI provides management services (the “ER Limited Partners”) would continue as limited partners of the Partnership. In May 2007, the General Partner, SP Millennium and the ER Limited Partners determined to go forward with the Merger.

[1]	During the second quarter of 2004, SP Millennium purchased 237 Units at the purchase price of $650 cash per unit pursuant to a registered Tender Offer dated March 16, 2004 (as amended by a Supplement to the Offer to Purchase dated April 6, 2004), as is fully described in the Schedule 13D dated May 1, 2004. SP Millennium obtained the funds used in making the purchases through a credit facility with Madrona Ridge L.L.C., a Washington limited liability company that is wholly owned by John M. Orehek, a minority owner in SP Investments and one of the indirect owners of SP Millennium.

[2]	SP Millennium acquired 975 units on February 15, 2007 as a result of its merger with SP Urban Fund LLC. No consideration was paid by SP Millennium to SP Urban Fund LLC as a result of this merger.

[3]	SP Millennium purchased 35 units since on or after May 21, 2007 from three separate limited partners. The price paid was $675 per Unit with SP Millennium’s guarantee that if the Merger closes by the end of the year, SP Millennium will pay these limited partners the difference between the merger consideration of $1,050 per Unit, and the $675 already paid. The limited partners will receive such payment upon the closing of the Merger.

Schedule 13D	Page 10 of 12
The Merger will be between the Issuer and a newly created limited partnership, UIF 1974, LP, a Delaware limited partnership (“Merger Sub”). Under the terms of the Merger and pursuant to a merger agreement to be entered into (the “Merger Agreement”), the outstanding Units held by Limited Partners, other than Units held by the General Partner, SP Millennium and those of the ER Limited Partners that currently hold Units, will be converted into the right to receive a cash payment of $1,050 per Unit (the “Merger Consideration”). The Units of the General Partner, SP Millennium and those of the ER Limited Partners that currently hold Units will not be converted into cash and will remain outstanding, SP Millennium and three of the ER Limited Partners who do not currently hold Units will provide the funds necessary to consummate the Merger. In consideration thereof, SP Millennium will receive 3,425 additional Units and the three ER Limited Partners will receive in the aggregate 1,844.5 Units. Accordingly, if the Merger is consummated, the General Partner, SP Millennium and the ER Limited Partners will be the sole owners of the Issuer. As a result of the Merger, the Issuer will have fewer than 300 limited partners and therefore will be eligible for termination of registration under Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended.
During 2007, SP Millennium Fixed Income 2007-A LLC (the “Lender”), an affiliate of SP Millennium, has raised capital in a private offering. The Lender will make a three year interest-only (11% per annum) term loan to SP Millennium from the proceeds of the private offering in an amount sufficient to pay 65% of the total Merger Consideration and related costs and fees, which total is estimated at $4,000,000. Interest on the loan will be payable monthly and the principal balance will be paid at the end of three years from the closing date of the loan. The loan will be secured by a pledge of limited partnership units held by SP Millennium in three Delaware limited partnerships exclusive of the Issuer. Alternatively, the SP Millennium may utilize its cash on hand or draw upon its affiliate’s line of credit of up to $25 million at the prime interest rate in effect. This line of credit is provided by Sterling Saving Bank and no plan or arrangements have been made at this time to repay such a loan in the event it is utilized by SP Millennium to complete the Merger.
On July 20, 2007, the Issuer filed with the Securities and Exchange Commission a Consent Solicitation and Information Statement on Schedule 14A (the “Statement”). The Issuer is filing Amendment No. 1 thereto concurrently with the filing of this Amendment No. 1 to Schedule 13D. The Issuer intends to furnish the Statement in final form to the limited partners of the Issuer to seek their consent to the Merger.
Item 5. Interest in Securities of the Issuer
(a) As of the date hereof, the Reporting Persons, with the exception of Mr. Pfleger, beneficially own 3,686 Units, representing 32.35% of the Units presently outstanding. Mr. Pfleger is also the sole owner of the General Partner of the Issuer, which holds an additional 379 Units. Therefore, Mr. Pfleger beneficially owns 4,065 Units, or 35.68%, of the Units presently outstanding.
5(b) The Reporting Persons, with the exception of Mr. Pfleger, share the power to vote or to direct the vote, and share power to dispose or to direct the disposition of the 3,686 Units held by SP Millennium. Mr. Pfleger has voting and dispositive power over an additional 379 Units held by the General Partner. Therefore, Mr. Pfleger shares the power to vote or to direct the vote, and shares power to dispose or to direct the disposition of, 4,065 Units.
5(c) There have been no transactions in the Units effected by the Reporting Persons during the past 60 days, other than the proposed Merger transaction as described in Item 4 above.
5(d) None.
5(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
For a description of the proposed Merger, see Item 4 above. As described in the Statement, SP Millennium and the ER Limited Partners that currently hold Units intend to vote their Units in favor of the Merger. The form of Merger Agreement has been filed as Exhibit B to the Statement, and is incorporated herein by reference.

Schedule 13D	Page 11 of 12
Item 7. Material to Be Filed as Exhibits

Exhibit A —	Joint Filing Agreement dated September 20, 2007 by and among the Reporting Persons

Exhibit B —	Amendment No. 1 to Consent Solicitation and Information Statement of Urban Improvement Fund Limited 1974, LP (incorporated by reference to the Schedule 14A /A filed with the Securities and Exchange Commission (the “Commission”) on September 20, 2007 (the “Statement”))

Exhibit C —	Form of Merger Agreement filed with the Commission as Exhibit B to the Statement

Schedule 13D	Page 12 of 12

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2007	SP MILLENNIUM L.L.C.

		By:	SP Special L.L.C., Manager
			By:	SP Real Estate L.L.C., its sole member
					By:	SP Investments II L.L.C., its sole member

						By:	/s/ John M. Orehek

John M. Orehek, Manager

SP SPECIAL L.L.C.
		By:	SP Real Estate L.L.C., its sole member
					By:	SP Investments II L.L.C., its sole member

						By:	/s/ John M. Orehek

John M. Orehek, Manager

SP REAL ESTATE L.L.C.
				By:	SP Investments II L.L.C., its sole member

			By:	/s/ John M. Orehek

John M. Orehek, Manager

SP INVESTMENTS II L.L.C.

	By:	/s/ John M. Orehek

John M. Orehek, Manager

/s/ Paul H. Pfleger

Paul H. Pfleger

/s/ John M. Orehek

John M. Orehek

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of Amendment No. 1 to Statement on Schedule 13D, including any and all further amendments thereto, with respect to the units of limited partnership interest of Urban Improvement Fund Limited 1974, LP, a Delaware limited partnership. In addition, each party to this Agreement expressly authorizes each of the other parties to this Agreement to file on his or its behalf any and all further amendments to such Statement on Schedule 13D.
     The undersigned consent to the inclusion of this Agreement as an exhibit to each joint filing made pursuant hereto.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 20th day of September 2007.

SP MILLENNIUM L.L.C.

	By:	SP Special L.L.C., Manager
		By:	SP Real Estate L.L.C., its sole member
				By:	SP Investments II L.L.C., its sole member

					By:	/s/ John M. Orehek

John M. Orehek, Manager

SP SPECIAL L.L.C.
	By:	SP Real Estate L.L.C., its sole member
				By:	SP Investments II L.L.C., its sole member

					By:	/s/ John M. Orehek

John M. Orehek, Manager

SP REAL ESTATE L.L.C.
			By:	SP Investments II L.L.C., its sole member

		By:	/s/ John M. Orehek

John M. Orehek, Manager

SP INVESTMENTS II L.L.C.

By:	/s/ John M. Orehek

John M. Orehek, Manager
/s/ Paul H. Pfleger

Paul H. Pfleger
/s/ John M. Orehek

John M. Orehek